As filed with the Securities and Exchange Commission on March 31, 2004

Investment Company Act File No. 811-21257
005-79430

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

     SCHEDULE TO
(AMENDMENT NO. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MERCANTILE ALTERNATIVE STRATEGIES
FUND LLC
(Name of Subject Company (Issuer))

MERCANTILE ALTERNATIVE STRATEGIES FUND LLC
(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Jennifer E. Vollmer, Esq.
Mercantile Capital Advisors, Inc.
Two Hopkins Plaza
Baltimore, MD 21201
(410) 237-5106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:

     Elliott Cohan, Esq.
Kramer, Levin Naftalis & Frankel
919 Third Avenue
New York, NY 10022
(212) 715-9512

March 3, 2004
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$2,500,000 (a)	Amount of Filing Fee:	$316.75 (b)

(a) Calculated as the aggregate maximum value of Interests being purchased.
(b)  Calculated at $126.70 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$316.75	Filing Party:	Mercantile Alternative Strategies Fund LLC

Form or Registration No.:	Schedule TO	Date Filed:	March 3, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 3, 2004, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement filed with the Securities and Exchange Commission on March 30, 2004 (the “Schedule TO”) by Mercantile Alternative Strategies Fund LLC, a closed-end, non-diversified management investment company organized as a Delaware limited liability company (the “Company”), relating to the offer by the Company to purchase an amount of limited liability company interests of the Company (the “Interests”) from the members of the Company (the “Members”) for cash on the terms and conditions set forth in the Offer to Purchase, dated March 3, 2004 and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). The Company offered to purchase an amount of Interests or portions of Interest up to 5% of the net assets of the Company tendered by the Members at a price equal to the net asset value as of June 30, 2004. This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-(4)(c) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits B and C, respectively.

     The information in the Offer is incorporated in this Amendment No. 2 to the Schedule TO by reference in response to all the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

(c)	Mercantile-Safe Deposit and Trust Company, a wholly-owned subsidiary of Mercantile Bankshares Corporation, will send a letter relating to the Offer to certain of its clients. A copy of the form of this letter is filed as Exhibit I to the Schedule TO.

(d)	On March 31, 2004 Mercantile-Safe Deposit and Trust Company distributed to certain of its client advisors a script of Questions and Answers relating to the Offer to be used by those advisors when responding to client inquiries. A copy of this script is filed as Exhibit J to the Schedule TO.

ITEM 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

I.	Form of letter from Mercantile-Safe Deposit and Trust Company, a wholly-owned subsidiary of Mercantile Bankshares Corporation, to certain clients relating to the Offer.

J.	Script of Questions and Answers to be used by certain client advisors of Mercantile-Safe Deposit and Trust Company.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

MERCANTILE ALTERNATIVE STRATEGIES FUND LLC

By:	/s/ Cornelia H. McKenna

	Name:	Cornelia H. McKenna
	Title:	Vice President

March 31, 2004

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.*

B.	Offer to Purchase.*

C.	Form of Letter of Transmittal.*

D.	Form of Notice of Withdrawal of Tender.*

E.	Forms of Letters from the Company to Members in connection with the Company’s acceptance of tenders of Interests.*

F.	Press Release, dated March 18, 2004 (announcing the termination of two executives in connection with their failure to disclose certain matters to senior business or legal management of Mercantile Bankshares Corporation).*

G.	Press Release, dated March 30, 2004 (announcing (i) extension of the Offer and (ii) that the Company’s Board of Directors has voted to terminate the Investment Advisory Agreement of Contego Capital Partners, LLC).*

H.	Supplement to the Offer to Purchase, dated March 30, 2004.*

I.	Form of letter from Mercantile-Safe Deposit and Trust Company to certain clients relating to the Offer.**

J.	Script of Questions and Answers to be used by certain client advisors of Mercantile-Safe Deposit and Trust Company.**

* Previously filed.
** Filed herewith.

Exhibit I

[MSD&T Letterhead]

March __, 2004

Client Name
Client Address
City, State Zip

Re:	[Client Account Name]
Tender Offer for the Mercantile Alternative Strategies Fund LLC

Dear [Client]:

     We are writing to inform you of important information relating to your investment in Mercantile Alternative Strategies Fund LLC (the “Company”). By means of a tender offer, which commenced on March 3, 2004, the Company is offering to purchase from Members of the Company (the “Members”) up to 5% of the Company’s limited liability company interests (the “Interests”) at a price equal to the net asset value as of June 30, 2004. A portion of your account is currently invested in such Interests.

     Given recent developments at Mercantile in relation to the Company, which are described in the accompanying Supplement (as defined below), we are providing you with materials relating to the tender offer to enable you to make the decision whether or not to tender any of your Interests for purchase by the Company.

Enclosed for your information are the following materials relating to the tender offer:

  Offer to Purchase, dated March 3, 2004 (the “Offer to Purchase”).
  Letter of Transmittal.
  Form of Notice of Withdrawal of Tender.
  Supplement to the Offer to Purchase, dated March 30, 2004 (the “Supplement”), which, among other things, extends the offer until 5:00 p.m., Eastern Time, on April 23, 2004.

     Please read all of these documents carefully. The tender offer is being made upon the terms, and subject to the conditions, set forth in the Offer to Purchase, the Supplement and the related Letter of Transmittal, as they may be amended and supplemented from time to time.

     No action is required by you if you do not wish to tender for purchase any portion of your Interests at this time. If, however, you wish to tender a portion or all of your Interests for purchase by the Company pursuant to the tender offer, please contact me so that I may complete and return on your behalf the enclosed Letter of Transmittal to the Company. Please allow additional time as I must advise the Company of your decision to participate in the tender no later than 5:00 p.m., Eastern Time, on April 23, 2004.

     Under the terms of the tender offer, the Company is offering to purchase an amount of Interests up to 5% of the net assets of the Company tendered by Members at a price equal to the net asset value as of June 30, 2004. If the Interests properly tendered by Members exceed 5% of the Company’s net asset value as of June 30, 2004, the Company may, among other things, accept such tendered Interests for payment on a pro rata basis based on the aggregate net value of assets tendered. See Section 3 of the Offer to Purchase.

     Neither of the Company, its Manager (Mercantile Capital Advisors, Inc), its Adviser (Contego Capital Partners LLC), the Company’s Board of Directors nor MSD&T is making any recommendation to any Member as to whether to tender or refrain from tendering their Interests. You must make your own decision whether or not to tender your Interests, and, if you choose to tender, the amount to tender.

Please contact me at (410) xxx xxxx if you have any questions relating to the above.

Sincerely,

[Client Advisor]
[Title]

Exhibit J

NOT FOR CLIENT DISTRIBUTION

Merc-Safe Client Advisor Q and A
Note that this Q and A was prepared by Mercantile-Safe Deposit and Company for use by client advisors.

What is the supplement for?
In order to provide investors with opportunities for liquidity, the Board of Directors of the Mercantile Alternative Strategies Fund has the discretion to cause the Fund to periodically offer to buy back a portion of investors’ interests in the Fund pursuant to a tender offer mechanism. The most recent tender offer was made March 3, 2004, offering to buy back up to 5% of the net assets of the Fund at a price equal to the net asset value as of June 30. Because of the recent termination of two executives of the Fund’s Manager and the termination of the current investment adviser (Contego Capital Partners LLC), the Fund’s Board unanimously decided to extend the tender offer deadline from March 31 to April 23 to give investors, including MSD&T clients, more time to decide whether to tender a portion or all of their interests in the Fund.

What about my investments in the other Mercantile funds (Mercantile Absolute Return Fund LLC and Mercantile Long-Short Manager Fund LLC)?
The reasons why the tender offer was extended for the Mercantile Alternative Strategies Fund does not apply to the other two funds. Therefore, the March 31, 2004 tender offer deadline for those funds was not extended.

Mercantile normally makes investment decisions on my behalf; what are you doing in this instance? (This is only for investment management accounts where MSD&T has complete discretion)
Under normal circumstances, Mercantile would make the investment decision as to whether or not to cause interests to be repurchased for your account. However, because of the nature of the recent developments, we believe you should have opportunity to make that decision whether or not to tender interests for your account in the Mercantile Alternative Strategies Fund.

Should I tender my interest in the Fund?
I cannot make a recommendation either way. You must make your own decision whether or not to tender your interests. If you choose to do so, the amount of tender is also up to you.

What do I do if I wish to tender all or some of my interests in the Fund?
Please let me know the amount you wish to tender so that I may complete and return on your behalf the Letter of Transmittal to the Fund. Please allow additional time as I must advise the Fund of your decision to participate in the tender no later than 5:00 p.m., Eastern Time, on April 23, 2004.

Note that under the terms of the tender offer, the Fund is offering to purchase up to 5% of the net assets of the Fund tendered at a price equal to the net asset value as of June 30, 2004. If the total interests properly tendered exceed 5% of the Fund’s net asset value as of June 30, 2004, the Fund may, among other things, cut back the amount accepted for

FOR INTERNAL USE ONLY

NOT FOR CLIENT DISTRIBUTION

payment from each investor on a pro rata basis. Please see Section 3 of the Offer to Purchase document included in your mailing.

How much is 5% of the Fund’s net asset value?
The exact amount will be determined on the “valuation date” for the tender offer, which is June 30, 2004. As of January 31, 2004, the net asset value of the Fund was $50,720,159.51. Five (5) percent of that amount is $2,536,007.90. Members should realize that the actual amount of the 5% will change between January 31, 2004 and June 30, 2004, subject to any fluctuations as a result of changes in market value or income.

What do I do if I don’t wish to tender?
You’re not required to do anything. If we don’t receive your tender instructions by April 23, your Fund interests will not change.

If I decide not to tender now, may I do so later?
Yes. The Board of Directors has the sole discretion to determine the timing and amount of the Fund’s tender offers; however, the Board generally expects to have tender offers semi-annually.

Will I be notified of the next tender offer?
Yes.

If I do tender all or a portion of my interests, when will my account receive the proceeds?
The Offer to Purchase states that each Member will receive an initial payment in an amount equal to at least 90% of the unaudited net asset value of the Member’s interest tendered and accepted for purchase by the Fund either (1) 30 days after the tender payment is valued on June 30, 2004 (i.e., payment will be made on July 30, 2004), or (2) if the Fund has requested withdrawals of its capital from any of the investment funds in order to fund the repurchase of Interests, 10 business days after the Fund receives at least 90% of the aggregate amount withdrawn by the Fund from the investment funds.

Each Member will then receive a second payment of approximately 10% following the completion of the Fund’s fiscal year end audit (the FYE is March 31) on or about May 30, 2005.

Is the fund likely to be closed?
At this time, we do not know whether the fund will be closed. The supplement states that on March 24, 2004, the Fund’s Board of Directors unanimously approved to terminate the Investment Advisory Agreement of Contego. The Agreement will terminate on May 24, 2004, without penalty to Mercantile Capital Advisors or the Fund. Mercantile Capital Advisors has commenced a search for a replacement adviser and expects an efficient transition of all advisory services to the replacement adviser. The retention of any new adviser will be submitted to the Fund’s Members (including you) for approval.

FOR INTERNAL USE ONLY

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NOT FOR CLIENT DISTRIBUTION

In the unlikely event that no appropriate replacement adviser is found or other option is approved by the Fund’s Board of Directors before May 24, 2004, the Fund has stated that the Fund will be liquidated. The liquidation will be done in a manner that will enable Members to receive a return of their investment at then current market value or, if greater, their investment cost plus accrued interest.

Will the Fund keep the same investment adviser?
No. On March 24, 2004, the Board of Directors of the Fund determined to terminate the Investment Advisory Agreement of Contego. The contract will terminate on May 24, 2004, without penalty to Mercantile Capital Advisors or the Fund. Mercantile Capital Advisors has commenced a search for a replacement adviser and expects an efficient transition of all advisory services to the replacement adviser. The retention of any new adviser will be submitted to the Fund’s Members (including you) for approval.

What if a new advisor can’t be found?
In the unlikely event that no appropriate replacement adviser is found or other option is approved by the Fund’s Board of Directors before May 24, 2004, the Fund has stated that the Fund will be liquidated. The liquidation will be done in a manner that will enable Members to receive a return of their investment at then current market value or, if greater, their investment cost plus accrued interest.

Is this event likely to affect Mercantile’s stock price?
I do not know.

Does it affect the underlying financial strength of Mercantile?
No. The Fund has performed well and Mercantile Bankshares Corporation, the parent company of MSD&T remains the largest investor in the Fund.

Will Mercantile tender its investment interest in the Fund?
Mercantile Bankshares Corporation (“MBC”), the indirect parent Fund of the Fund’s Manager, Mercantile Capital Advisors, Inc., and the Fund’s Manager are investors in the Fund. As stated in the Offer to Purchase (see Section 1 Background and Purpose of the Offer), MBC and Mercantile Capital Advisors intend to tender a portion of their investments, but that, if the 5% tender limit is reach, will withdraw a portion of the amount tendered to allow any other Member that tenders its Interests to participate fully in the Offer.

MBC was the organizational member of the Fund and invested $25 million in the Fund. As of the January 31, 2004, MBC held 54.92% of the Fund’s net asset value. The Manager also invested $100,000 in the Fund and as of January 31, 2004, held 0.22% of the Fund’s net asset value.

FOR INTERNAL USE ONLY

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